Exhibit (a)(38)

WECHSLER HARWOOD LLP

Robert I. Harwood (RH-3286)

Jeffrey M. Norton (JN-4827)

488 Madison Avenue

New York, NY 10022

Telephone: (212) 935-7400

Facsimile: (212) 753-3630

THE BRUALDI LAW FIRM

Richard B. Brualdi (RB-1304)

Gaitri Boodhoo

29 Broadway, Suite 2400

New York, NY 10006

Telephone: (212) 952-0602

Facsimile: (212) 952-0608

[additional counsel on signature page]

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF NEW YORK

GARY KOSSEFF, on behalf of himself
and all others similarly situated,	ECF CASE

Plaintiff,	CIVIL ACTION NO.:
1:05-cv-01942-LLS
FOX ENTERTAINMENT GROUP, INC.,
K. RUPERT MURDOCH, PETER CHERNIN,
DAVID F. DeVOE, ARTHUR M. SISKIND,
LACHLAN K. MURDOCH, CHRISTOS M.
COTSAKOS, PETER POWERS, AND NEWS
CORPORATION,
JURY TRIAL DEMANDED

Defendants.

AMENDED COMPLAINT

Plaintiff, by the undersigned attorneys, alleges upon information and belief, except as to paragraph 4 which is alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants and persons or entities related to them, who own the common stock of Fox Entertainment Group, Inc. (“Fox,” “Fox Entertainment,” or the “Company”) and thus are similarly situated (the “Class”), for injunctive and other relief. Plaintiff seeks injunctive relief herein to, inter alia, enjoin the implementation of a transaction whereby The News Corporation, Limited (“News Corp.” or “News”), the media company controlled by Rupert Murdoch, seeks to buy out the shareholders of its unit Fox Entertainment in an exchange offer valued at roughly $6 billion. Under the terms of the deal, holders of Fox Class A shares will receive 1.90 shares of News Corp.’s Class A shares. News Corp. currently owns 82% of the equity and 97% of the voting power of Fox. The defendants have provided materially incomplete and misleading information to the Fox shareholders, inhibiting their ability to make an informed decision concerning the proposed transaction. Plaintiff seeks to enjoin the proposed transaction unless and until the defendants fully comply with the tender offer laws of the United States.

JURISDICTION AND VENUE

2. Plaintiff asserts claims under § 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. § 78t, and § 14(e), 15 U.S.C. § 78n(e). This Court has jurisdiction over this action pursuant to § 27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to § 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1391(b), because the transactions which gave rise to this action occurred in substantial part in the Southern District of New York, and defendants reside or conduct or transact business in the Southern District of New York.

PARTIES

4. Plaintiff Gary Kosseff (“Plaintiff) is the owner of Class A common stock of Fox and has been the owner of such shares continuously since 1988.

5. Defendant Fox Entertainment is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in New York. Fox purports to be a multi-faceted entertainment company with operations in four business segments, including Filmed Entertainment, Television Stations, Television Broadcast Network and Cable Network Programming. At all relevant times, Fox common stock traded on the New York Stock Exchange under the symbol “FOX.”

6. Defendant News Corp. (“News”) is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located in New York, New York. News, through its 59.1% ownership of the outstanding Fox Class A common stock and all of the Fox Class B common stock, owns approximately 82.1% of the equity and 97% of the voting power of Fox. As the controlling shareholder of Fox, News owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class.

7. Defendant K. Rupert Murdoch (“Rupert Murdoch”) is and at all times relevant hereto has been Chief Executive Officer and Chairman of the Board of Directors of the Company. Rupert Murdoch has been Chairman of the Board of Directors of News since 1991, and Director and Chief Executive of News since its formation in 1979. Rupert Murdoch has served as a Director of News Limited, News’ principal subsidiary in Australia, since 1953, a Director of News International Limited, News’ principal subsidiary in the United Kingdom, since 1969, and a Director of News America Incorporated, News’ principal subsidiary in the United States (“NAI”), since 1973. He has served as a Director of STAR Group Limited (“STAR”) since 1993 and Chairman from 1993 to 1998 and as a Director of British Sky Broadcasting Group plc (“BSkyB”) since 1990 and Chairman since 1999. He has been a member of the Board of Directors of Gemstar-TV Guide International, Inc. (“Gemstar”) since 2001, Chairman of DIRECTV Group, Inc. (“DIRECTV”) since December 2003 and a director of China Netcom Group Corporation (Hong Kong) Limited since October 2004.

8. Defendant Peter Chernin (“Chernin”) is and at all times relevant hereto has been President, Chief Operating Officer and a director of Fox. Chernin has been a Director, President and Chief Operating Officer of News and a Director, Chairman and Chief Executive Officer of NAI, since 1996. Chernin was Chairman and Chief Executive Officer of Fox Filmed Entertainment (“FFE”) from 1994 until 1996, Chairman of Twentieth Century Fox Film Corporation from 1992 until 1994 and President of Fox Broadcasting Company (“FOX”) from 1989 until 1992. Chernin served as a Director of TV Guide, Inc. from 1999 until 2000 and has served as a director of Gemstar since 2002. Chernin has served as a Director of DIRECTV since December 2003. Chernin is a member of the Remuneration Committee.

9. Defendant David F. DeVoe (“DeVoe”) is and at all times relevant hereto has been Senior Executive Vice President, Chief Financial Officer, and a director of Fox. DeVoe has been a Director, Chief Financial Officer and Finance Director of News since 1990 and Senior Executive Vice President of News since 1996. DeVoe was an Executive Vice President of News from 1990 until 1996. DeVoe has been a Director of NAI since 1991 and a Senior Executive Vice President since 1998. DeVoe served as Executive Vice President of NAI from 1991 to 1998. DeVoe has been a Director of DIRECTV since December 2003, Gemstar since 2001, NDS Group plc (“NDS”), a majority-owned subsidiary of News Corp., since 1996, BSkyB since 1994 and STAR since 1993.

10. Defendant Arthur M. Siskind (“Siskind”) has been a director and Senior Executive Vice President and General Counsel of the Company since 1998. Siskind has been a Director and Group General Counsel of News since 1991 and a Senior Executive Vice President of News since 1996. Mr. Siskind served as Executive Vice President of News from 1991 until 1996. Siskind has been a Director of NAI since 1991 and a Senior Executive Vice President since 1998. Siskind served as an Executive Vice President of NAI from 1991 to 1998. Siskind has been a Director of NDS since 1996, STAR since 1993 and BSkyB since 1992. Siskind has been a member of the Bar of the State of New York since 1962.

11. Defendant Lachlan K. Murdoch (“Lachlan Murdoch”) has been a director of the Company since 2002. He has been a Director and President of Fox Television Stations since 2002 and Chairman since January 2004. He served as President of Fox Television Stations from 2002 until January 2004. He has been an Executive Director of News since 1996 and Deputy Chief Operating Officer since 2000. He served as a Senior Executive Vice President of News from 1999 until 2000. He has been a Director of News Limited since 1995, Chairman since 1997 and served as Chief Executive from 1997 to 2000, Managing Director from 1996 until 1997 and Deputy Chief Executive from 1995 to 1996. He has served as Chairman of Queensland Press Limited since 1996 and a Director since 1994. He has been Deputy Chairman of STAR since 1995 and has been a Director of NDS since 2002, a Director of Gemstar since 2001 and a Director of FOXTEL Management since 1995.

12. Defendants Christos M. Cotsakos (“Cotsakos”) is and at all times relevant hereto has been a director of Fox. During the fiscal year ended June 30, 2004, Cotsakos received a $90,000 annual retainer for serving as a director of Fox, $15,000 for serving on the audit committee and an additional $10,000 for serving as chairman of the audit committee. Cotsakos is a member of the Special Committee, for which he will be paid an $80,000 retainer. On information and belief, Cotsakos derives all or substantially all of his income from his work as a Fox director.

13. Peter Powers (“Powers”) is and at all times relevant hereto has been a director of Fox. During the fiscal year ended June 30, 2004, Powers received a $90,000 annual retainer for serving on the Fox board and an additional $15,000 for serving on the audit committee. Powers also serves as a director of NDS Group and, thanks to a recent amendment to the Articles of Association for NDS by News Corp., he stands to be paid as much as $1,000,000 per year through the News Corp.- controlled subsidiary. Powers is a member of the Special Committee, for which he will be paid an $80,000 retainer.

14. The defendants referred to in paragraphs 7 through 13 are collectively referred to herein as the “Individual Defendants.”

15. The Individual Defendants’ are in a fiduciary relationship with plaintiff and the other public stockholders of Fox, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

CLASS ACTION ALLEGATIONS

16. Plaintiff brings this action individually and as a class action on behalf of the public shareholders of Fox common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

17. This action is properly maintainable as a class action.

18. The Class is so numerous that joinder of all members is impracticable. As of January 10, 2005, there were approximately 175 million publicly held shares of Fox outstanding.

19. There are questions of law and fact which are common to the Class including, inter alia, the following:

(a) whether the proposed transaction is grossly unfair to the Class;

(b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

(c) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

20. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

21. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

22. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

News Corp. Ownership and Control of Fox

23. Fox was incorporated in Delaware in 1985 as Twentieth Holdings Corporation and changed its corporate name to Fox Entertainment Group, Inc. in 1998.

24. At its onset, News contributed certain assets and subsidiaries to Fox related to the production and distribution of feature films and television programming. Included in this contribution was certain of News’ interests in Fox/Liberty Networks. At that time, 76% of the voting power of the Company was held by defendant Murdoch, Chairman and Chief Executive of News Corp., in the form of voting preferred shares. Murdoch acquired such interest in accordance with a 1985 order of the FCC granting approval for the Company’s initial acquisition of a United States’ television station. The voting preferred stock was redeemed by the Company for its par value of $760,000 plus accrued dividends, and Murdoch acquired voting preferred stock of Fox Television Holdings, Inc., representing 76% of the voting power thereof.

25. Through such ownership, Murdoch retained voting control over the Company’s subsidiaries which hold interests in the Fox Television Stations group. The voting preferred stock of Fox Television Holdings, Inc. had the same rights and preferences as the voting preferred stock held by Murdoch, including a par value of $760,000, and cumulative dividends at the rate of 12% per annum.

26. News Corp. currently owns 82% of the equity and 97% of the voting power of Fox.

27. According to public filings by News Corp., Fox’s assets, revenues and net income constituted approximately 60%, 60% and 90% of News’s total assets, revenues and net income, respectively, for the fiscal year ended June 30, 2004, and approximately 60%, 60% and 50% of such metrics for the three months ended September 30, 2004.

The News Corp. Exchange Offer

28. On January 10, 2005, News publicly announced that it had commenced an offer to acquire the remaining Fox Class A shares that it does not already own. Specifically, News is offering to exchange 1.90 shares of News Class A common stock for each share of Fox Class A common stock (the “Offer”).

29. The Offer was originally scheduled to expire at midnight, New York City time on February 7, 2005. The Offer was subsequently extended to February 22, 2005, and then to March 4, 2005. Then, on February 23, 2005, Company filed a Form 8-K wherein it announced the Offer would be extended indefinitely, stating:

that a hearing, originally scheduled to be held in the Court of Chancery of the State of Delaware on March 1, 2005, has been postponed. The purpose of the hearing was to rule on plaintiffs’ motion for a preliminary injunction prohibiting completion of News Corporation’s previously announced exchange offer for outstanding shares of Fox Entertainment Group, Inc.’s Class A common stock. The date of any rescheduled hearing has yet to be determined.

30. Although the Offer is purportedly conditioned upon the tender of a majority of the outstanding public shares of Fox Class A (the “minimum tender condition”), News “has reserved the right to unilaterally modify any of the terms of the offer.” The Offer is not conditioned upon any approval by the Fox board.

31. Pursuant to the terms of the Offer, upon successful completion of the Offer, News will effect a short-form merger “as soon as practicable.” However, given News Corp.’s 59.1% holdings of Fox Class A stock, if the minimum number of shares necessary to meet the minimum tender condition are tendered, News will only own approximately 80% of Fox’s Class A shares after completion of the Offer. In violation of its obligations of entire fairness, News has indicated that it may convert a sufficient number of its Fox Class B common stock to increase its ownership percentage to at least 90% in order to proceed with the short-form merger.

32. In its January 10, 2005 letter to the Fox board announcing the Offer, News Corp. stated that it expected the Fox board to form “a special committee of Fox directors that are not directors or executive officers of News Corporation” to consider the Offer and to make a recommendation to the Company’s shareholders regarding the Offer. That same day, the Fox board formed a special committee comprised of defendants Powers and Cotsakos.

33. However, due to irreconcilable conflicts of interest suffered by both, neither of the members of the special committee is disinterested and independent in assessing whether the Offer is fair to and in the best interests of the Fox minority public shareholders. As set forth herein at paragraphs 12-13, Powers and Cotsakos both have ties to News Corp. that will undoubtedly influence their consideration of the Offer. Thus, the Company’s minority public shareholders will be deprived of an unbiased recommendation concerning the Offer to which they are entitled.

34. Not only are the members of the special committee unable to independently consider the Offer and/or make an independent recommendation to the Company’s shareholders concerning the Offer, they have not been empowered to protect the interests of the Fox minority public shareholders. Specifically, the special committee has not been empowered to negotiate with News

Corp., or, more importantly, the special committee does not have the power to say no. In addition, News Corp. has explicitly stated that News Corp. “is interested only in acquiring the publicly held shares of Fox Class A common stock, and is not interested in selling any of its shares of Fox.”

The Materially Incomplete and Misleading Registration Statement

35. On January 10, 2005, News Corp. filed a registration statement on Form S-4 with the Securities and Exchange Commission in connection with the commencement of the Offer (the “Registration Statement”).

36. News Corp. has a duty to be complete and honest in its public disclosures. Despite the fact that Fox shareholders are being asked to decide whether to retain their shares or exchange them in the Offer, News Corp. has failed to disclose material information concerning the Offer, including information necessary to prevent the statements in the Registration Statement from being misleading.

37. Specifically, the Registration Statement is rendered materially misleading and incomplete by the omission of the following information:

(a) the nature and extent of the conflicts of interest suffered by the members of the special committee. The disclosure in the Registration Statement that “Peter Powers also serves as a non-executive director of NDS Group plc” is completely misleading without the disclosure of the additional material information concerning the extent of the remuneration payable to Powers by News Corp. The fact that Powers may receive in excess of $1 million from a Company controlled by News Corp and, significantly, that that amount was increased from $100,000 as recently two months ago goes directly to the issue of the power, control and/or influence that News Corp. has over Powers and, thus, the special committee. Moreover, it appears that defendant Cotsakos earns all or substantially all of his income from Fox for serving as a director on the board. A reasonable stockholder would surely consider this information important in assessing his independence;

(b) how News Corp. arrived at the exchange ratio in the Offer and its determination that the Offer represents “full and fair value for the Fox shareholders.” In a conference call with analysts and the media held on January 10, 2005 (a transcript of which was later filed with the SEC), defendant DeVoe stated that “With respect to valuation, I really don’t want to get into how we arrived at that, but it’s fair to say that we did an analysis internally... .” Although News Corp. has represented to Fox shareholders that, based on their internal analyses, the Offer is fair to Fox shareholder, they have failed to disclose that analysis. Without this additional disclosure, the statements in the Registration Statement are rendered incomplete and misleading;

(c) the analyses performed by News Corp.’s financial advisors and the information relied upon by those advisors in rendering any fairness opinions concerning the offer. In the conference call noted above, defendant DeVoe also disclosed the existence of a fairness opinion and that Goldman Sachs and JP Morgan represented News. There is no information in the Registration Statement concerning any of the analyses performed by Goldman Sachs or JP Morgan, the information provided to and/or relied upon in performing those analyses, or any fairness opinions issued by either of the two bankers in connection with the Offer;

(d) financial projections (and the assumptions underlying those projections) for News Corp. prepared by News Corp.’s management. Fox shareholders are being asked to accept News Corp. stock in the Offer, yet they have only been given limited information concerning the financial projections prepared by News Corp. management and relied upon by News Corp. management in formulating the Offer. Complete and accurate information is crucial to an evaluation of a company’s value. This information is obviously crucial to a Fox shareholder’s evaluation of the consideration being offered to them;

(e) financial projections (and the assumptions underlying those projections) for Fox prepared by News Corp. and/or Fox management. As noted above, complete and accurate information concerning a company’s financial projections is crucial to an understanding of a company’s value. Here, this information is necessary for Fox shareholders to evaluate the value of their equity interests in the Company. Clearly, News Corp., as Fox’s controlling shareholders, had access to this information when it formulated the Offer. Fox’s shareholders are entitled to access to that same information in order to make an informed decision concerning the Offer; and

(f) lastly, statements in the Registration Statement concerning the premium implied by the Offer are misleading. Specifically, the Registration Statement indicates that the Offer represents a 7.4% premium above the closing price for Fox Class A shares on January 7, 2005, the last trading day before the Offer was publicly announced. This statement is misleading as it completely ignores the minority discount already reflected in the trading price of Fox Class A shares due to News Corp.’s ownership of a majority of the stock. Thus, the Offer represents a discount to the fair value of Fox Class A stock. As Prudential analyst Katherine Styponias commented, “We disagree ... that the offer constitutes a fair and full price.”

38. In addition, News Corp.’s assertion that the consideration represents a premium of approximately 16.9% over the average closing price for Fox Class A for the six month trading period ending on January 7, 2005 is misleading because that calculation fails to account for both the recent stock split effected by News Corp. and the average closing price of News Corp. stock for that same period. If considered, the premium evaporates entirely.

The Recommendation Statement

39. As required, on January 24, 2005, Fox filed a recommendation statement on Form 14D-9 with the SEC (the “Recommendation Statement”). Fox did not, however, provide its public shareholders with a recommendation concerning the Offer. Instead, it disclosed the following:

The Special Committee is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer with the Special Committee’s legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to properly discharge its fiduciary duties under applicable law. The Special Committee, with the assistance of its legal and financial advisors, is continuing to consider and evaluate the terms of the Offer and possible responses to the Offer. For these reasons, the Special Committee requests that the Fox stockholders take no action and not tender their Class A Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the stockholders of Fox of the Special Committee’s position or recommendation, if any, with respect to the Offer.

40. The Recommendation Statement states only that the Special Committee expects to complete its evaluation of the Offer and take a position at some unspecified time “in the near future.”

41. In the meantime, Fox shareholders are left with a materially misleading and incomplete Registration Statement and a (hopefully) soon-to-be released recommendation from a committee which not only suffers from irreconcilable conflicts of interest, but, in fact, has no real authority or power to perform the task required of them under the law - to protect the interest of the public shareholders of Fox in connection with the Offer.

FIRST CLAIM FOR RELIEF

(For Violations of Section 14(e) of the Exchange Act)

42. Plaintiff repeats and realleges the foregoing allegations as if set forth herein at length.

43. Defendants violated Section 14(e) of the Exchange Act by engaging in the conduct alleged herein in connection with a tender offer, a request for invitation for tenders, or a solicitation of security holders in favor of such offer, request or invitation by: (a) making untrue statements of material fact, or omitting material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and/or (b) engaging in fraudulent, deceptive or manipulative acts or practices.

44. Defendants knew or recklessly disregarded the fact that its statements and/or conduct with respect to the tender offers described herein included the material false statements and omissions described herein.

45. As discussed herein, the Registration Statement is false, misleading and misleadingly incomplete because, among other things: (a) it discloses the purported advantages of the Offer (for example, faster receipt of consideration) without disclosing the actual disadvantages of the Offer (for example, the fact that in a negotiated merger the entire fairness standard requiring fair dealing and fair price would apply); (b) represents that the Offer is being considered by a purportedly independent special committee of Fox directors who are unaffiliated with News Corp. when, in fact, both members of the special committee are irreconcilably conflicted and beholden to Fox and News Corp.; and (c) the description of the majority of the minority condition and commitment to effect a short form merger constitutes misleading partial disclosure. Specifically, it was misleading for News

Corp. to represent that those conditions serve as “indicia of fairness” without revealing that such indicia were designed to render News’ obligation of entire fairness inapplicable to the transaction.

46. As a direct and proximate result of these defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, plaintiff and members of the class have sustained and will continue to sustain irreparable injury by being denied the opportunity to make an informed decision in deciding whether or not to tender their shares to News Corp., for which monetary damages alone are insufficient compensation.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating or closing the proposed transaction;

C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

D. Directing defendants to account to Class members for their damages sustained as a result of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: February 24, 2005

WECHSLER HARWOOD LLP

By:	/s/ Jeffrey M. Norton
Robert I. Harwood (RH-3286)
Jeffrey M. Norton (JN-4827)
488 Madison Avenue, 8th Floor New York, NY 10022 Telephone: (212) 935-7400 Facsimile: (212) 753-3630

THE BRUALDI LAW FIRM
Richard B. Brualdi (RB-1304) Gaitri Boodhoo 29 Broadway, Suite 2400 New York, NY 10006 Telephone: (212) 952-0602 Facsimile: (212) 952-0608

THE WEISER LAW FIRM
Patricia C. Weiser Robert Weiser 121 N. Wayne Avenue, Suite 100 Wayne, PA 19087 Telephone: (610) 225-2677 Facsimile: (610) 225-2678

MURRAY, FRANK & SAILER, LLP
Eric J. Belfi 275 Madison Ave, Suite 801 New York, NY 10016-1101 Telephone: (212) 682-1818 Facsimile: (212) 682-1892

LAW OFFICES OF BRUCE G. MURPHY
Bruce G. Murphy 265 Llwyds Lane Vero Beach, FL 32963 Telephone: (772) 231-4202 Facsimile: (772) 234-6608

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I, Donna M. Gant, hereby certify that I am not a party to the action, am over the age of eighteen years, am employed by the law firm of Wechsler Harwood LLP, attorneys for plaintiff, and that on February 24, 2005, I served the forgoing AMENDED COMPLAINT, in the within proceeding, by causing a true and correct copy of the same to be hand delivered to each of the following counsel for defendants:

Scott D. Musoff, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036-6522

Michael J. Chepiga, Esq.

Simpson Thacher & Bartlett

425 Lexington Avenue

New York, NY 10017-3909

/s/ Donna M. Gant
Donna M. Gant